August 16, 2011
Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Forest Laboratories, Inc. Definitive Additional Proxy Soliciting Materials Filed July 28, 2011 and August 1, 2011 File No. 001-05438
Dear Ms. Duru:
     On behalf of Forest Laboratories, Inc. (the “Company”), we submit the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s letter dated August 12, 2011 (the “Comment Letter”) regarding the Company’s Definitive Additional Proxy Soliciting Materials filed July 28, 2011 and August 1, 2011 (File No. 001-05438). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. As noted below, the Company is separately providing the Staff, on a supplemental basis, with additional supporting material.
General
1.	We note your response to our prior comments 1 and 3 and reissue our comments in part. The materials you provided, which appear to be derived solely from internal company estimates and which do not delineate any of the assumptions being made by management or the basis thereof, do not provide support for certain statements you have made in your filings. In particular, we note the lack of support for the following:

Ms. Mellissa Campbell Duru
August 16, 2011

•	projections, inclusive of underlying assumptions, related to the top line sales growth goals of approximately 10% of CAGR and adjusted EPS growth goals of approximately 30% CAGR;

•	the pie chart disclosure of FY2016 estimated Revenue by Product; and

•	projections that FY2016 revenue will be greater than FY2011.
Please provide us with support for the assertions made. Alternatively, please file soliciting materials informing shareholders that you are unable to provide support for the opinions expressed with respect to the projections cited above. Until such support is provided or filings made, please avoid referencing or making similar unsupported statements in your filings. Refer to Rule 14a-9(a). We may have further comment.
Response: The Company would respectfully confirm to the Staff that the supporting materials previously provided on a confidential and supplemental basis were internal Company estimates. These estimates were prepared by Company management as part of its strategic planning and budgeting process for the next five years and were submitted to the Company’s Board of Directors in May 2011, well in advance of the Icahn Group submitting its notice of an intent to nominate a competing director slate (and in advance of the Company receiving notice in early June 2011 that Mr. Icahn was seeking antitrust clearance to acquire Company securities in excess of antitrust thresholds). This process involved generating assessments and projections of company-wide and individual product performance for twenty quarterly periods in the future — each of the four quarterly periods per year over the next five years. The Company would respectfully submit to the Staff that the materials previously provided do set forth the Company’s assumptions of the specific numerical, quantitative amounts that underlie the Company’s beliefs as to the items highlighted by the Staff in its comment above.
          The Company would further confirm to the Staff that, if it were to include the statements of opinion or belief listed above in future proxy soliciting materials, it will provide clarifying disclosure that all such goals and expectations are solely based on internal Company projections and not third-party assessments. The Company has previously clarified to shareholders that the ability of the Company to achieve any of these goals and expectations is dependent on receipt of FDA approval where applicable and successful product launches, that such statements of belief constitute forward-looking statements, and that they are subject to risks and uncertainties (including as to the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and other factors).
2.	Further to our comment above. Please provide us supplementally with a complete copy of the Jefferies Research Report dated May 16, 2011.

Response: In response to the Staff’s comment, the Company has supplementally provided the Staff with the Jefferies Research Report dated May 16, 2011 by separate correspondence filed by the Company on August 12, 2011.
Successful Management of LOE Cycle; CELEXA, page 15

Ms. Mellissa Campbell Duru
August 16, 2011

3.	We note your response to our prior comment 5 and reissue our comment. The supporting materials you provided attempt to make a co-relation between share price decline during the last fiscal year and the percentage of net sales of a peer company’s drug that faces a LOE. Given the myriad of factors that impact share price in a given year and given what may be different LOE cliff time periods for some of the drugs relative to Lexapro, the basis for your comparison is not apparent. Moreover, the data provided does not provide support for your implied assertion that the relative number of Forest’s drug product approvals has positively impacted or will positively impact Forest’s successful management of its LOE for Lexapro. Please provide support for the assertions you have made or file revised materials which indicate that you are unable to support the opinions you have provided regarding LOE management. Refer to Rule 14a-9(a).

Response: The Company would supplementally and respectfully submit to the Staff that the Company’s belief that it has effectively managed loss of exclusivity cycles (and done so favorably relative to other pharmaceutical companies) is well-supported. With respect to the materials previously provided to the Staff entitled “Percent of Revenue Lost from LOE” which compares the Company’s performance to that of certain peer companies facing upcoming LOE cliffs, while the Company acknowledges that multiple factors may impact share price and that the LOE cliff time periods are not identical, the Company believes that those materials nevertheless provide a good faith basis for the Company’s beliefs because: (i) the companies included in the comparison were those that, like the Company (whose product Lexapro is facing loss of exclusivity in March 2012), are facing near-term expirations of exclusivity protection of products as stated in their public filings (Pfizer’s Lipitor in November 2011 (U.S.); Bristol Myers Squibb’s Plavix in May 2012 (U.S.); and Eli Lilly’s Zyprexa in October 2011 (U.S.)); (ii) each of these products are key revenue generators for the respective companies; (iii) analysts have focused on these specific upcoming expirations in evaluating the respective companies; and (iv) upcoming LOE cliffs are, in the opinion of the Company, primary drivers of share price performance of pharmaceutical companies.
          The Company is also supplementally providing the Staff with an excerpt from a Morgan Stanley Research Report, dated August 15, 2011, entitled “Specialty Pharmaceuticals—Spec trends in pictures—week ending 8/5/11” and would direct the Staff to Exhibit 5—“Historical Line Extension Conversion Success per Cephalon December 2010 Analyst Meeting.” This chart shows Lexapro, which was the successor product to the Company’s Celexa product, as having achieved far superior conversion results than that achieved by successor products launched by other pharmaceutical companies following the predecessor product’s loss of exclusivity, evidencing the effectiveness of the Company’s previous LOE cycle management strategies.
          With respect to the Company’s belief that growth from existing and new products will assist in managing the Lexapro LOE cycle, the Company acknowledges that raw numbers of new products, solely standing alone, do not constitute a successful approach to LOE management (although it can potentially serve to ameliorate investor concerns about a lack of diversification in revenue sources and provide comfort that multiple avenues may be available for cushioning any transition) and has endeavored in its public statements to make clear that in a multi-product replacement strategy, it is the quality and potential of the

Ms. Mellissa Campbell Duru
August 16, 2011

pipeline that is important. As the Company has publicly stated, it is the Company’s belief that it has engaged, and continues to engage in a deliberate pursuit of new, high-potential products in key therapeutic areas with significant unmet medical needs and that synergies arising from marketing most of the new products to a common group of primary care physicians by the Company’s primary care sales force are achievable. Third-party analyst reports (including, among others, the Jefferies Research Report, dated May 16, 2011, provided to the Staff) have, in the Company’s view, acknowledged that such revenue diversification is an important strategic and financial asset to the Company. In addition, Slides 8 and 9 of the “Operational Success over Time” section of the Company’s July 28, 2011 presentation, which are included in the supplemental materials being provided, have provided shareholders with additional detail as to the Company’s belief in the strength of its pipeline, development capability and commercial execution ability, both on a standalone basis and relative to peers.
     The foregoing notwithstanding, the Company confirms to the Staff that it will ensure that, if it expresses in future proxy soliciting material its belief that it has managed LOE cycles better than its peers on the basis of such comparisons, it provides clarified disclosure that such beliefs are the opinions of the Company, are informed by correlations that may not be definitively indicative of causation, that myriad factors may impact share price performance, that LOE cliff time periods may vary and that an increase in the sheer number of products, independent of their individual performance, does not guarantee successful management of an LOE cycle.
* * * * * * *
     Please do not hesitate to contact me at 212-403-1366, or Igor Kirman of Wachtell, Lipton, Rosen & Katz at 212-403-1393, if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,
/s/ Sabastian V. Niles

Sabastian V. Niles

cc:	Herschel S. Weinstein General Counsel and Corporate Secretary Forest Laboratories, Inc.

Ms. Karen Ubell Attorney Division of Corporation Finance Facsimile No. (703) 813-6985